SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF October 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)


                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F   x    Form 40-F ___

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                                     Yes ___       No   x
                                                                      ------

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)





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